September 28, 2012

BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-4628

Attention:	Tia L. Jenkins Senior Assistant Chief Accountant Office of Beverages, Apparel and Mining

Dear Ms. Jenkins:

Re:	Turquoise Hill Resources Ltd. (formerly Ivanhoe Mines Ltd.) Form 40-F for Fiscal Year Ended December 31, 2011 Filed April 2, 2012 Response dated August 17, 2012 File No. 001-32403

We hereby acknowledge receipt of the comment letter dated September 21, 2012 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Annual Report on Form 40-F for the fiscal year ended December 31, 2011 (the “40-F”).

We submit this letter in response to the Comment Letter.  For ease of reference, we have reproduced the text of the comments in bold-face type below, followed by our responses.  Terms used but not defined herein have the meanings set forth in the 40-F.

RESPONSES TO STAFF COMMENTS

Form 40-F for the Fiscal Year Ended December 31, 2011

General

1.
We note that Exhibits 99.2 and 99.3 which relate to the Consolidated Financial Statements and to the Management’s Discussion and Analysis of Financial Condition and Results of Operations, respectively, are both incorporated by reference from Form 6-K furnished on March 21, 2012.  General Instructions B(5) to Form 40-F requires information incorporated by reference, that was not previously filed with the Commission, to be attached as an exhibit and filed with the Form 40-F.  As such, it will be necessary for you to amend your Form 40-F to attach and file your Consolidated Financial Statements and the Management’s Discussion and Analysis of Financial Condition and Results of Operations as exhibits. You may also refer to the requirements of Rule 303(b) of Regulation S-T for clarification.

Response:

We respectfully advise the Staff that the referenced Form 6-K was filed with the Commission and includes an explanatory note that exhibits shall be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is otherwise subject to the liabilities of that section.  Since these exhibits have previously been filed, it is our belief that an amended Form 40-F will not be needed.

Exhibit 99.1 Annual Information Form for the Year Ended December 31, 2011

Introductory Comments Regarding our Responses 2-7

We are a foreign private issuer incorporated and organized under the laws of Yukon, Canada.  We meet the requirements to file our annual reports with the Commission using Form 40-F under the Multi-jurisdictional Disclosure System between Canada and the United States.  Accordingly, we use Canadian disclosure documents to satisfy our annual reporting requirements under the Securities Exchange Act of 1934 by filing our Annual Information Form (“AIF”), annual audited consolidated financial statements and the associated management’s discussion and analysis required under Canadian law under the cover of Form 40-F.   Form 40-F independently requires an issuer to include various disclosures additional to those required by the AIF, annual audited consolidated financial statements and the associated management’s discussion and analysis, including for instance, an annual report of management regarding internal control over financial reporting, CEO and CFO certifications and disclosures relating to principal accounting fees and services and off-balance sheet arrangements.  However, as a general matter, disclosures relating to the business of the issuer, and more specifically, disclosures relating to a company’s mineral resources and reserves, are limited to that which is required to made pursuant to the laws of any Canadian jurisdiction.  Industry Guide 7(b) and Item 102(3)(B) of Regulation S-K are not applicable.

As a foreign private issuer that files its Annual Reports on Form 40-F, we prepare our AIF in accordance with Form 51-102F2 of the Canadian Securities Administrator’s National Instrument 51-102–Continuous Disclosure Obligations (“NI 51-102F2”).  We respectfully advise the Staff that our disclosure obligations with respect to mineral projects are included in Item 5.4 (Companies with Mineral Projects) of NI 51-102F2.  Item 5.4 only requires disclosure for each mineral project material to a company.  Following a company’s determination of the materiality of a mineral project, disclosure regarding mineral exploration, development or production activities on material projects must comply with, and be subject to the limitations set out in, National Instrument 43-101-Standards of Disclosure for Mineral Projects (“NI 43-101”).

In preparing the Form 40-F, we evaluated each of our mineral projects and determined that only the Oyu Tolgoi Project is material to our business and that only information related thereto would be meaningful to an investor.  Disclosure relating to the Oyu Tolgoi Project in our AIF has been prepared in accordance with the requirements of NI 51-102F2 and NI 43-101.  We have not included corresponding detailed  disclosure for the Ovoot Tolgoi Mining Complex in Mongolia, Kyzyl Gold Project in Kazakhstan, and the Osborne Project, Merlin Project and Mount Dore Project in Australia because we have determined that they are not material to our business, disclosure would not be meaningful to an investor’s decision and applicable Canadian securities laws do not require that such disclosure be made. We note for the Staff that our Form 40-F includes the following disclosure on page 40:

The Oyu Tolgoi Project has been identified as a mineral project on a property that is material to IVN. The properties on which the Ovoot Tolgoi Coal Project in Mongolia, the Cloncurry Project and Osbourne Project in Australia and the Kyzyl Gold Project in Kazakhstan are located are not presently regarded as properties that are material to IVN although one or all of them may become material to IVN in the future.

If any of these properties becomes material to the company in the future, we will include the required disclosure for such property.

Ovoot Tolgoi Complex, page 71

2.
We note your disclosure in this section regarding the Ovoot Tolgoi coal mine which is Southgobi’s flagship producing operation, your only source of revenue, and represents 20% of the asset value of your company.  Please disclose all reserves/resources for your coal and other properties.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we have determined that the Ovoot Tolgoi Complex is not material to our company and accordingly no additional disclosure is required.  Further, we advise the Staff that our financial presentation would not support a conclusion that our Ovoot Tolgoi coal mine would constitute 20% of the “asset value” (a metric not included in our financial statements) of our company.  Instead, we present total property, plant and equipment net asset value, as disclosed in Note 12 of our Annual Financial Statements,  which was $4,363,501. Ovoot Tolgoi’s total property, plant and equipment net asset value disclosed for this period was $446,514 representing 10% of the total property, plant and equipment net asset value of the company.

3.	For each of your mines, provide the disclosures required by Industry Guide 7 (b). In particular, provide a brief discussion of:

—	The coal beds of interest, including minable coal thickness.

—	The description and capacities of the mine, mining equipment used and other infrastructure facilities present.

—	A list of your coal processing and/or handling facilities.

—	The road, barge and/or railroad access to each of your properties.

—	The present condition of the mine.

—	Material events of interest concerning the mine, adverse or otherwise within the last three years.

—	Any mine expansions, contractions or decommissioning within the last three years.

—	Any planned expansions or reductions in mining.

—	Any joint ownership.

—	Any use of mining contractors.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that disclosure relating to the Oyu Tolgoi complex complies with NI 51-102F2 and NI 43-101 and, as set forth in the introductory comment above, no additional disclosure is required with respect to our other mineral projects.

4.	In a table, disclose the proven and probable reserves separately as defined in Industry Guide 7 for each mine.

—	Indicate tonnages that are “assigned” to an existing facility and those that have not been “assigned.”

—
Disclose if the coal is steam or metallurgical, if it is leased or owned, and what is the Btu per pound and sulfur content.  Do not report Btu content as “dry,” but include natural moisture in the calculation.

—
If coal is reported as tonnes in the ground, disclose in another column the average mining and wash plant recoveries in percent; and indicate whether these losses have or have not been reflected in the total recoverable reserves.

—	In either case, with a footnote clearly disclose if the reserves reported are “in the ground” or “recoverable.”

—	Provide totals to the table where appropriate.

—	Disclose your percentage of compliance and non-compliance coal.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that disclosure relating to the Oyu Tolgoi complex complies with NI 51-102F2 and NI 43-101 and, as set forth in the introductory comment above, no additional disclosure is required with respect to our other mineral projects.

5.
Insert a small-scale map showing the location and access to your coal property into your filing.  See Item 102 (3) (B) of Regulation S-K. Briefly describe the road, barge and/or railroad access to each of your properties in the text.  Please note that SEC’s EDGAR program now accepts digital maps.  So please include these in any future amendments that are uploaded to EDGAR.  It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-942-8900. Otherwise provide the map to the engineering staff for our review.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that disclosure relating to the Oyu Tolgoi complex complies with NI 51-102F2 and NI 43-101 and, as set forth in the introductory comment above, no additional disclosure is required with respect to our other mineral projects.

Kazakhstan, page 73

6.
We note the Altynalmas released the results of an independent feasibility study for its Kyzyl Gold Project.  Please disclose the results of the feasibility study along with the resources/reserves in your annual information form.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we have determined that the Kyzyl Gold Project is not material to our company and accordingly no additional disclosure is required.

Australia, page 73

7.	We note your disclosure of the Osborne Project, the Merlin Project, and the Mount Dore Project. Please disclose the resources/reserves for these mining projects.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we have determined that the Osborne Project, the Merlin Project and the Mount Dore Project are not material to our company and accordingly no additional disclosure is required.

Closing Comments

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosures in the Annual Report on Form 40-F.  The Company further acknowledges that comments of the staff of the Commission or changes to disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the Annual Report on Form 40-F.  In addition, the Company further acknowledges that it may not assert the comments of the staff of the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in reviewing this response.  Please direct all questions or comments regarding this filing to the undersigned at (604) 648-3959.

Yours sincerely,

on behalf of Turquoise Hill Resources Ltd.

/s/ Chris Bateman
Chris Bateman Chief Financial Officer